Filed by The AZEK Company Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject company: The AZEK Company Inc.
Commission file number: 333-286977

The following are select portions of a transcript of an investor call held by The AZEK Company Inc. on May 6, 2025.

Jesse G. Singh

Over the last seven years through fiscal 2024, we have delivered a 15% compounded annual growth rate in our residential segment. Our proposed merger with James Hardie enhances our strategy to accelerate material conversion, provide our contractors and customers with expanded solutions, benefit from significant synergies, accelerate our growth and deliver even greater value for our shareholders. Together, we are creating a premier growth platform with leading brands across siding, decking, railing, trim and accessories. This platform will unlock significant wood and other material conversion opportunities across a large and expanding addressable market.

In addition to the growth platform I just described, AZEK brings a category-leading outdoor living portfolio, one of the largest and most effective sales organizations in the industry, and a vertically integrated recycling network. James Hardie is a leader in siding and similarly has a compelling material conversion growth story and a strong focus on contractors, customers and branding. It has an even larger sales force and a strong, proven track record. All true shareholder value comes from customer value, and the combination of our two companies will allow us to provide a more complete solution and create more value and growth for our current and future customers.

Early feedback from our customers and contractors has been overwhelmingly positive. We’ve heard many of them express the value of partnering with an innovative manufacturer for their home exteriors and outdoor living needs. We are highly confident that together, we will unlock $125 million in cost synergies and $500 million in incremental sales synergies with the potential for even greater upside as we integrate our complementary capabilities and scale. These benefits would be on top of the already compelling growth, margin and free cash flow profile of the pro forma company. While we remain confident in our stand-alone business, this combination provides our shareholders an even greater opportunity to realize significant long-term value.

As always, our people remain at the center of our success, and I want to thank the AZEK team for their outstanding work and focus as we execute through this exciting period. AZEK’s long track record of growth and outperformance, margin expansion and value creation would not be possible without the dedication, collaboration and support of our team members and business partners. I would once again like to express my sincere gratitude and I know we are all energized by the significant opportunities ahead.

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Jesse G. Singh

We are incredibly excited about AZEK’s future as we look to combine with James Hardie. Together, we will be able to provide a better value for our customers, grow the business faster and operate more efficiently, leading to greater shareholder value. Our focus has always been about building a great business that benefits our customers, our employees and our shareholders and we are excited about the journey ahead.

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Andrew Azzi

This is Andrew Azzi on for Mike Rehaut. I appreciate you taking my questions. I just wanted to ask, in terms of how it relates to the expected sales synergies of the combined company, is there any additional color you can provide on the strategy, knowing that it’s a little early now, of the integration of the teams and how the sales force will be organized?

Jesse G. Singh

As you point out, it’s really early. So we’re not prepared to talk about any specifics there. But here’s what I would reaffirm, that we’ve talked about. I think, number one, we see significant sales synergies through the combination. And each business has a very, very good downstream sales force that’s driving absolutely terrific activity. So, number one, the most important thing as we go through this process is that we sustain our focus on our customers. And if you extrapolate that out, you should assume that there’s going to be a fair amount of stability in the sales organization, stability with our distribution and a real focus on how we drive more material conversion.

I think the second point is, as we’ve gotten into this, we’re probably even more confident on some of the sales synergies. There’s just a terrific opportunity in certain downstream segments to sell more to contractors and builders.

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Timothy Ronald Wojs

Really, the question I have is, I was just hoping you could expand a little bit, Jesse, on some of the customer reactions to the James Hardie and AZEK combination? If you could just expand a little bit on what you’re hearing from them and maybe some early opportunities on the sales synergy side?

Jesse G. Singh

Yes. So I’m going to use my wife — Linda and I have done a number of remodels in the Midwest, and in those remodels, we have used general contractors. And think of them as, they are the core contractors for James Hardie, right? They do exteriors; they do broad remodels. And those contractors are well familiar, very familiar with James Hardie. And in each of those instances, they were installing wood decks. And because they were working with me, and my wife’s turned into one of our best salespeople, we had them move towards TimberTech and AZEK types of materials.

Now that’s an isolated incident. There are meaningful numbers of contractors that install siding that have communicated that they historically have either installed wood decks or an alternative decking material. And I would say that there’s a very specific instance of a contractor that was installing Hardie that called us and said, “Hey, I’m a Hardie installer. I should be calling you because I was going to put a wood deck on this job, and it happens to be for a Hardie executive.” And so we’re starting to get those sorts of communications.

And then the flip side is also true, where we have channel partners that are communicating to us that they’re really excited about the combination. So a long-winded way of saying, we are hearing directly from both contractors and channel partners on that. And Jon’s here — Jon, do you want to elaborate any more?

Jonathan M. Skelly

Yes. I mean, Tim, we’ve obviously been visiting with customers across the country. And the feedback was, first off, you guys did a really nice job of keeping it quiet, we hadn’t even thought about it, but now that it’s been announced, it’s obvious to us. So I think it’s been really nice to see the validation from the point of view of the customer that they see the strategic combination benefits. It’s obvious to them, they get it and they’re excited to start working with us together.

***

Charles Perron-Piché

This is Charles Perron on for Susan. Thanks for taking my question and congrats on a strong quarter. First, I want to ask a little bit about the low to mid-single-digit sellout assumptions for the back half. Can you talk about, how do you expect this to compare to the broader R&R market, and then when you consider your long-term outlook for double-digit annual net sales growth over the coming years, can you talk about your confidence to achieve this even if the R&R markets remains tepid, considering the organic initiatives and the potential benefit from the merger?

Jesse G. Singh

So let me reiterate, we are not saying that sell-through is going to decline. What we are doing is giving you the modeling capability to assume some slowdown. And I think it’s important that our guide is contemplating, and it’s really a guide that’s kind of, low single-digit to mid-single-digit sell-through, which is different than what we’ve seen. Now relative to the R&R markets overall, we had assumed a flat R&R market really for the last two years. And last year, we grew 12%. And this year, our guide is in the mid- to high single-digit range. And what that adds up to is, once again, what we’re guiding you to is, give or take, seven percentage points over the underlying R&R market. And once again, we delivered more than that last year. So our target is always double digits over the underlying R&R market. When we go off for our guide, we assume that it will be 7%. So in other words, if you go to that, if we’re assuming only 2% sell-through in the back half, that would mean the R&R markets would need to decline, give or take, 5% on a year-over-year basis. So that’s the simple math there.

And then in terms of the confidence moving forward, we’ve had three years of a flat to declining R&R market. You can take a look at our growth stack during that time. As we move into next year, we certainly feel, if anything, even better on a stand-alone basis than we have in the past given the new products we’ve launched. And then if you add to that, the potential synergy that we get through a combination, there’s certainly scenarios where we are meaningfully higher than where we are now relative to our overall growth rate. So hopefully, that answers your question.

Cautionary Disclosure Regarding Forward-Looking Statements

Statements in this communication, including statements regarding the proposed acquisition of The AZEK Company Inc. (“AZEK”) by James Hardie Industries plc (“JHX”), that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include statements about the anticipated benefits of the proposed transaction between JHX and AZEK (the “Transaction”), including estimated synergies, and the expected timing of completion of the Transaction; statements about the Company’s future performance; and statements regarding the Company’s plans, objectives or goals. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “trend,” “forecast,” “guideline,” “aim,” “objective,” “will,” “should,” “could,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions may identify forward-looking statements but are not the exclusive means of identifying such statements. Investors are cautioned not to place undue reliance on forward‑looking statements.

Forward-looking statements of JHX and AZEK, respectively, are based on the current expectations, estimates and assumptions of JHX and AZEK, respectively, and, because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the control of JHX or AZEK. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by forward-looking statements. These factors include risks and uncertainties relating to the Transaction, including, but not limited to, the possibility that required regulatory approvals for the Transaction or approval of the Transaction by AZEK’s stockholders and other conditions to closing are not received or satisfied on a timely basis or at all; the possible occurrence of events that may give rise to a right of either or both of JHX and AZEK to terminate the merger agreement providing for the Transaction; possible negative effects of the announcement or the consummation of the Transaction on the market price of JHX’s and/or AZEK’s shares and/or on their respective businesses, financial conditions, results of operations and financial performance; uncertainties as to access to financing (including financing for the Transaction) on a timely basis and on reasonable terms; the impact of the additional indebtedness the Company would incur in connection with the Transaction; risks relating to the value of the JHX shares to be issued in the Transaction and the contemplated listing arrangements for JHX shares and depositary interests following the Transaction; risks relating to significant transaction costs and/or unknown liabilities; the possibility that the anticipated synergies and other benefits from the Transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the Transaction; risks associated with Transaction-related litigation; the possibility that costs or difficulties related to the integration of JHX’s and AZEK’s businesses will be greater than expected; the risk that the Transaction and its announcement could have an adverse effect on the parties’ relationships with its and their employees and other business partners, including suppliers and customers; the potential for the Transaction to divert the time and attention of management from ongoing business operations; the potential for contractual restrictions under the merger agreement providing for the Transaction to adversely affect the parties’ ability to pursue other business opportunities or strategic transactions; the risk of other Transaction‑related disruptions to the businesses, including business plans and operations, of JHX and AZEK; and the possibility that, as a result of the Transaction or otherwise, JHX could lose its foreign private issuer status and be required to bear the costs and expenses related to full compliance with rules and regulations that apply to U.S. domestic issuers. There can be no assurance that the Transaction will in fact be consummated in the manner described or at all.

These factors are not necessarily all of the factors that could cause JHX’s, AZEK’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, could also harm JHX’s, AZEK’s or the combined company’s results.

The foregoing discussion of risks and uncertainties is not exhaustive; other risks and uncertainties may cause actual results to differ materially from those referenced in any forward‑looking statements. All forward-looking statements attributable to JHX, AZEK or the combined company, or persons acting on JHX’s or AZEK’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward‑looking statements in this communication speak only as of the date of this communication and are statements of then‑current expectations concerning future results, events and conditions. Neither JHX nor AZEK assumes any obligation to update any forward‑looking statements or information except as required by law. If JHX or AZEK updates one or more forward-looking statements, no inference should be drawn that JHX or AZEK will make additional updates with respect to those or other forward-looking statements. Further information regarding JHX, AZEK and factors that could affect the forward-looking statements contained herein can be found in JHX’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024, and in its other documents filed or furnished with the U.S. Securities and Exchange Commission (“SEC”), and in AZEK’s Annual Report on Form 10-K for the fiscal year ended September 30, 2024, and in its other documents filed or furnished with the SEC.

Important Information and Where to Find It

In connection with the proposed transaction between JHX and AZEK, JHX has filed with the SEC a registration statement on Form F-4 (SEC File No. 333-286977). The registration statement includes a preliminary proxy statement/prospectus, which is a preliminary proxy statement of AZEK that also serves as a preliminary prospectus of JHX, and each party will file other documents regarding the proposed transaction with the SEC. The registration statement has not been declared effective by the SEC. Investors and security holders are urged to read the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they contain or will contain important information. The definitive proxy statement/prospectus will be sent to AZEK’s stockholders. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus and other documents that are filed or will be filed with the SEC by JHX or AZEK through the SEC’s website at https://www.sec.gov. Copies of documents filed with the SEC by JHX will be available from JHX free of charge on JHX’s website at ir.jameshardie.com.au or upon request submitted to JHX by e‑mail addressed to investor.relations@jameshardie.com.au. Copies of documents filed with the SEC by AZEK will be available from AZEK free of charge on AZEK’s website at investors.azekco.com or upon request submitted to AZEK by mail addressed to The AZEK Company Inc., Attention: Corporate Secretary, 1330 W Fulton Street #350, Chicago, Illinois 60607.  The information included on, or accessible through, JHX’s or AZEK’s website is not incorporated by reference into this communication.

Participants in the Solicitation

JHX and certain of its directors, executive officers and other employees, and AZEK and its directors and certain of AZEK’s executive officers and other employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. The preliminary proxy statement/prospectus filed with the SEC as part of the registration statement includes a description of participants’ direct or indirect interests, by security holdings or otherwise. Information about JHX’s directors and executive officers is contained in “Section 1—Directors, Senior Management and Employees” in JHX’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024, filed with the SEC on May 20, 2024; in Exhibit 99.7 to JHX’s report on Form 6‑K furnished to the SEC on May 21, 2024; in Exhibits 99.6 through 99.13 to JHX’s report on Form 6‑K furnished to the SEC on June 21, 2024; in Exhibit 99.2 to JHX’s report on Form 6‑K furnished to the SEC on July 12, 2024; in Exhibit 99.6 to JHX’s report on Form 6‑K furnished to the SEC on August 13, 2024; in Exhibit 99.11 to JHX’s report on Form 6‑K furnished to the SEC on August 23, 2024; in Exhibits 99.5 through 99.13 to JHX’s report on Form 6‑K furnished to the SEC on September 20, 2024; in Exhibits 99.4 through 99.12 to JHX’s report on Form 6‑K furnished to the SEC on December 20, 2024; and in other documents subsequently filed or furnished by JHX with the SEC. Information about AZEK’s directors and executive officers is contained in “Nominees for Director,” “Proposal No. 1—Election of Directors,” “Corporate Governance,” “Executive Officers,” “Compensation Discussion and Analysis,” “2024 CEO Pay Ratio Disclosure,” “Pay-Versus-Performance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Related Person Transactions” in AZEK’s definitive proxy statement in connection with its 2025 annual meeting of stockholders, filed with the SEC on January 13, 2025; in AZEK’s Current Report on Form 8‑K (Amendment No. 1) filed with the SEC on January 24, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by AZEK’s directors and executive officers; and in other documents subsequently filed or furnished by AZEK with the SEC. Additional information regarding ownership of AZEK’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 and 4. The documents referenced above in this paragraph may be obtained free of charge as described above under the heading “Important Information and Where to Find It.” Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.